Exhibit 99.3

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVIATION AIRCRAFT LTD.

December 31, 2018

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Please sign, date and mail your proxy card in the
envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

		FOR	AGAINST	ABSTAIN
1A.	RESOLVED, to re-elect Ms. Orit Stav for a second term as an external director, to hold office for 3 years, commencing on the date of her re-election.	☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 1A by marking an "X" in one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.
I HAVE A PERSONAL INTEREST.

		YES ☐	NO ☐
1B.	RESOLVED, to re-elect Mr. Aviad Pundak-Mintz for a second term as an external director, to hold office for 3 years, commencing on the date of his re-election.	☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 1B by marking an "X" in one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.
I HAVE A PERSONAL INTEREST.

		YES ☐	NO ☐
2.
RESOLVED, that the compensation terms of our reelected external directors (Orit Stav and Aviad Pundak-Mintz) and our independent director (Dan Halutz), all as described in Item 2 of the Proxy Statement, be, and the same hereby are, approved.

		☐	☐	☐
3.	RESOLVED, to approve and adopt the Compensation Policy for the Company's directors and officers, attached as Exhibit A to the Proxy Statement.	☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 3 by marking an "X" in one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.
I HAVE A PERSONAL INTEREST.

		YES ☐	NO ☐
4.
RESOLVED, that the grant of options to the Company’s non-executive directors other than the Company's external directors and independent director (Avi Nachmias, Avi Toledano and Eyal Rosneri) under the terms set forth in Proposal 4 of the Proxy Statement, is hereby approved.

		☐	☐	☐
5.	RESOLVED, to approve the compensation of the Company’s Chief Executive Officer under the terms set forth in Proposal 5 of the Proxy Statement.	☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 5 by marking an "X" in one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.
I HAVE A PERSONAL INTEREST.

		YES ☐	NO ☐
6.	RESOLVED, to approve the compensation of the Company’s Chairman under the terms set forth in Proposal 6 of the Proxy Statement.	☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 6 by marking an "X" in one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.
I HAVE A PERSONAL INTEREST.

		YES ☐	NO ☐
7.
RESOLVED, to approve and ratify the reappointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the company for the 2018 fiscal year and the period ending at the close of the next annual general meeting.

		☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Form of Proxy Card
EVIATION AIRCRAFT LTD.

PROXY FOR ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD DECEMBER 31, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Items 1, 3, 5 and 6 require an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in items 1, 3, 5 and 6 by marking an X in one of the boxes shown, otherwise your vote will not be counted.

For information regarding the definition of “Personal Interest”, see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side.)